                                   TEFRON LTD.
                                 28 CHIDA STREET
                             BNEI-BRAK, ISRAEL 51371

                          ----------------------------

                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

                     TO BE HELD ON WEDNESDAY, JULY 30, 2003

                          ----------------------------


Dear Shareholder,

     You are cordially invited to attend the Annual General Meeting of the shareholders of Tefron Ltd. (the "Company") which will be held at the Company's offices located at 28 Chida Street, Bnei-Brak, Israel on Wednesday, July 30, 2003 at 11:00 a.m., local time, for the following purposes:

     1. to receive and consider the Report of Directors, the Financial Statements of the Company and the Auditors' Report for the fiscal year ended December 31, 2002;

     2. to elect Arie Wolfson, Sigi Rabinowicz, Yosef Shiran, Micha Korman and Taly Oren-Blazer as the Company's Directors;

     3. to elect Arie Arieli as an "external director", who will continue to serve with Zvi Greengold and Ofer Tsimchi as external directors;

     4.   to approve the Directors' fees;

     5. to approve the terms of a management and consulting agreement with Sigi Rabinowicz, President and a Director of the Company, or an entity controlled by Mr. Rabinowicz;

     6. to approve the terms of a management and consulting agreement with Yosef Shiran, Chief Executive Officer and a Director of the Company, or an entity controlled by Mr. Shiran;

     7. to approve the bonus payment to Sigi Rabinowicz, President and a Director of the Company;

     8. to approve the bonus payment to Yosef Shiran, Chief Executive Officer and a Director of the Company;

     9. to approve the terms of a Registration Rights Agreement to be entered into by and among the Company, Macpell Industries Ltd. and Arwol Holdings Ltd.;

     10. to approve the acquisition by the Company of the shares in R.M.D. Robotics Ltd. held by Macpell Industries Ltd.;

     11. to ratify the appointment of Kost Forer & Gabbay, a member firm of Ernst & Young International, as auditors of the Company for the year ending December 31, 2003 and for the period until the next Annual General Meeting of the shareholders, and authorize the Board of Directors to determine the auditors' compensation; and

     12. to conduct such other business as may properly come before the Annual General Meeting or any adjournments or postponements thereof.

     The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice.

     The Board of Directors has fixed the close of business on June 23, 2003 as the record date for the determination of shareholders entitled to receive notice of, and to vote at, the Annual General Meeting.

     Whether or not you plan to attend the Annual General Meeting, you are urged to promptly complete, date and sign the enclosed proxy, and mail it in the enclosed envelope which requires no postage if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Annual General Meeting and vote your shares in person.

     Pursuant to the Articles of Association of the Company, a proxy will be effective only if it is received by the Company at least two hours prior to the time of the Annual General Meeting.

By Order of the Board of Directors

ARIE WOLFSON
Chairman of the Board of Directors
June 27, 2003
Bnei-Brak, Israel

                                   TEFRON LTD.
                                 28 CHIDA STREET
                             BNEI-BRAK, ISRAEL 51371

                                 PROXY STATEMENT

                     ANNUAL GENERAL MEETING OF SHAREHOLDERS

     This Proxy Statement is furnished to shareholders in connection with the solicitation by the Board of Directors of Tefron Ltd. (the "Company" or "Tefron") of proxies to be voted at the Annual General Meeting (the "Meeting") of the shareholders of the Company to be held on Wednesday, July 30, 2003 at 11:00 a.m., local time, at the Company's offices located at 28 Chida Street, Bnei-Brak, Israel and at any adjournments or postponements thereof. A copy of the Notice of Annual General Meeting of Shareholders accompanies this Proxy Statement. This Proxy Statement and the proxies solicited hereby are first being sent or delivered to the shareholders on or about June 27, 2003.

SOLICITATION OF PROXIES

     If a proxy in the enclosed form is duly executed and returned, the Company's ordinary shares, par value NIS 1.00 per share (the "Ordinary Shares"), represented thereby will be voted. If specification is made by the shareholder on the form of proxy, the Ordinary Shares represented thereby will be voted in accordance with such specification. Subject to applicable law and the rules of the New York Stock Exchange, if no specification is made, the persons named in the accompanying proxy will vote the Ordinary Shares represented thereby (i) for the election as Directors of the nominees named herein, (ii) for the approval of the Directors' fees as set forth herein, (iii) for the approval of the terms of a management and consulting agreement with Sigi Rabinowicz, President and a Director of the Company, or an entity controlled by Mr. Rabinowicz, (iv) for the approval of the terms of a management and consulting agreement with Yosef Shiran, Chief Executive Officer and Director of the Company, or an entity controlled by Mr. Shiran, (v) for the approval of the bonus payment to Sigi Rabinowicz, (vi) for the approval of the bonus payment to Yosef Shiran, (vii) for the approval of the terms of a Registration Rights Agreement by and among the Company, Macpell Industries Ltd. and Arwol Holdings Ltd., (viii) for the approval of the acquisition of the shares in R.M.D. Robotics Ltd. held by Macpell Industries Ltd. and (ix) for the ratification of the appointment of the firm of Kost Forer & Gabbay, a member firm of Ernst & Young International, as auditors of the Company for the year ending December 31, 2003 and for the period until the next Annual General Meeting of the shareholders and authorization of the Board of Directors to fix auditors' compensation.

     Any shareholder may revoke his proxy by delivering a subsequently dated proxy or by giving written notice of revocation to the Chairman of the Board of Directors at any time prior to two hours before the time of the Meeting or by voting in person at the Meeting. However, if the shareholder attends the Meeting and does not elect to vote in person, his proxy will not be revoked.

     Pursuant to the provisions of the Articles of Association of the Company, a proxy will be effective only if it is received by the Company at least two hours prior to the time of the Meeting.

     THE BOARD OF DIRECTORS DOES NOT KNOW OF ANY MATTER, OTHER THAN THOSE SET FORTH HEREIN, THAT IS EXPECTED TO BE PRESENTED FOR CONSIDERATION AT THE MEETING. HOWEVER, IF OTHER

MATTERS PROPERLY COME BEFORE THE MEETING, THE PERSONS NAMED IN THE ACCOMPANYING PROXY ARE AUTHORIZED TO VOTE ON SUCH MATTERS USING THEIR DISCRETION.

RECORD DATE; OUTSTANDING VOTING SECURITIES; VOTING RIGHTS

     Only shareholders of record at the close of business on June 23, 2003 will be entitled to receive notice of, and vote at, the Meeting and any adjustments or postponements thereof. As of June, 23, 2003, 12,412,166 Ordinary Shares were issued, outstanding and eligible to vote at the Meeting. This number does not take into account 997,400 ordinary shares held by a wholly-owned subsidiary of the Company, which are considered part of the equity of the Company, but are not eligible to be voted at the Meeting (the "Equity Shares"). At the Meeting, each shareholder of record will be entitled to one vote for each Ordinary Share held by him in respect of each matter to be voted upon.

     The presence, in person or by proxy, of at least two persons entitled to vote upon the business to be transacted at the Meeting, and holding or representing in the aggregate more than 25% of the voting power of the Company, is necessary to constitute a quorum at the Meeting. Pursuant to Israeli law, on all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote "for" nor "against" the matter, although they will be counted in determining whether a quorum is present.

     The Company will bear the cost of soliciting proxies. Solicitation of proxies will be primarily by mail, but proxies may also be solicited by Directors, officers, and employees of the Company (who will not be specifically compensated for such services) by telephone or otherwise. Brokerage houses and other custodians, nominees, and fiduciaries which forward proxies and proxy materials to beneficial owners of Ordinary Shares will be reimbursed for their expenses by the Company for doing so.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

MAJOR SHAREHOLDERS

     The following table sets forth the number of Ordinary Shares of the Company owned by any person known to the Company to be the beneficial owner of 5% or more of the Company's Ordinary Shares. The information in this table is based on 12,412,166 voting Ordinary Shares outstanding as of June 23, 2003, but does not take into account the Equity Shares referred to above. The number of Ordinary Shares beneficially owned by a person includes Ordinary Shares subject to options held by that person that were currently exercisable at, or exercisable within 60 days of, June 23, 2003. The Ordinary Shares issuable under these options are treated as if they were outstanding for purposes of computing the percentage ownership of the person holding these options but are not treated as if they were outstanding for the purposes of computing the percentage ownership outstanding for any other person. None of the holders of the Ordinary Shares listed in this table have voting rights different from other holders of the Ordinary Shares.


                                                                  PERCENT OF ORDINARY VOTING
                     NAME                NUMBER OF SHARES OWNED             SHARES*
--------------------------------------- ------------------------ ----------------------------
Macpell Industries Ltd.................       4,388,210 (1)                  35.4%
28 Chida Street
Bnei Brak, Israel, 51371

Discount Investment Corporation Ltd....
3 Azrieli Center, Triangle Building           1,916,866 (2)                  15.4%
Tel Aviv, Israel 67023

Arie Wolfson...........................       6,117,333 (3)                  49.2%

Sigi Rabinowicz........................       4,585,381 (4)                  36.4%

Avi Ruimi..............................       4,407,010 (5)                  35.5%

-------------------
     * Does not take into account 997,400 ordinary shares held by a wholly-owned subsidiary of the Company, which are not eligible to be voted at the Meeting.

(1) Macpell Industries Ltd. ("Macpell") is an Israeli company. As of June 23, 2003, Arwol Holdings Ltd. ("Arwol"), an Israeli company wholly-owned by Arie Wolfson, Chairman of the Board of Directors of the Company, held 27.7% of Macpell; Riza Holdings Ltd. ("Riza"), an Israeli company wholly-owned by Sigi Rabinowicz, President and a Director of the Company, held 25.0% of Macpell; and Condo Overseas Inc., a Panamanian company wholly-owned by Avi Ruimi, held 25.8% of Macpell, representing 78.5% of Macpell's shares in the aggregate. See "Certain Relationships with Macpell." The aggregate number of Macpell's equity shares outstanding as of June 23, 2003 was 15,561,284.

(2) Consists of 958,433 shares held by Discount Investment Corporation Ltd. ("DIC") and 958,433 shares held by PEC Israel Economic Corporation ("PEC"), a wholly owned subsidiary of DIC. DIC is controlled by IDB Development Corporation Ltd. IDB Development Corporation is controlled by IDB Holding Corporation Ltd. ("IDBH"). DIC, IDB Development Corporation and IDBH are public companies traded on the Tel Aviv Stock Exchange.

     On May 19, 2003, private companies controlled by Oudi Recanati, Leon Y. Recanati, Judith Yovel Recanati and Elaine Recanati completed a sale of all of the shares of IDBH held by them, constituting approximately 51.7% of the outstanding share capital of IDBH, to a group comprised of: (i) Ganden Investments I.D.B. Ltd. ("Ganden"), a private Israeli company controlled by Nochi Dankner and his sister, Shelly Dankner-Bergman, which, following this transaction, holds 31.02% of the equity of and voting power in IDBH; (ii) Manor Investments-IDB Ltd. ("Manor"), a private Israeli company controlled by Ruth Manor, which, following this transaction, holds 10.34% of the equity of and voting power in IDBH; and (iii) Avraham Livnat Investments
     (2002) Ltd. ("Livnat"), a private Israeli company controlled by Avraham Livnat, which, following this transaction, holds 10.34% of the equity of and voting power in IDBH. Ganden, Manor and Livnat, owning in the aggregate approximately 51.7% of the equity of and voting power in IDBH, entered into a Shareholders Agreement relating, among other things, to their joint control of IDBH, the term of which is until May 19, 2023.

     Nochi Dankner is Chairman of IDBH, IDB Development Corporation and Discount Investment Corporation. Shelly Dankner-Bergman, Isaac Manor (the husband of Ruth Manor), Dori Manor (the son of Isaac and Ruth Manor) and Zvi Livnat (the son of Avraham Livnat) are directors of each of IDBH, IDB Development Corporation and DIC.

(3) Includes (a) 4,388,210 Ordinary Shares held by Macpell, (b) 1,695,690 Ordinary Shares held by Arwol and (c) 33,333 Ordinary Shares subject to options exercisable at $3.50 per share (which expire in 2012). Pursuant to Rule 13d-5 of the Securities Exchange Act of 1934, as amended, Mr. Wolfson may be deemed to beneficially own the 4,388,210 Ordinary Shares held by Macpell due to his beneficial interest in Macpell and the Macpell Shareholders' Agreement. See "Certain Relationships with Macpell." Does not include 2,250 Deferred Shares, par value NIS 1.00 per share, held by Mr. Wolfson. The Deferred Shares are non-transferable and entitle their holders, upon the liquidation of the Company, to the par value of the shares but to no voting, dividend or any other rights.

(4) Consists of (i) 4,388,210 Ordinary Shares held by Macpell and (ii) options to purchase 197,171 Ordinary Shares at prices that are between $3.50 and $9.50 per share (which expire between 2009 and 2012). Pursuant to Rule 13d-5 of the U.S. Securities Exchange Act of 1934, as amended, Mr. Rabinowicz may be deemed to beneficially own the 4,388,210 Ordinary Shares held by Macpell due to his beneficial interest in Macpell and the Macpell Shareholders' Agreement. See "Certain Relationships with Macpell." Does not include 2,250 Deferred Shares, par value NIS 1.00 per share, held by Mr. Rabinowicz. The Deferred Shares are non-transferable and entitle their holders, upon the liquidation of the Company, to the par value of the shares but to no voting, dividend or any other rights.

(5) Includes 4,388,210 Ordinary Shares held by Macpell. Pursuant to Rule 13d-5 of the U.S. Securities Exchange Act of 1934, as amended, Mr. Ruimi may be deemed to beneficially own the 4,388,210 Ordinary Shares held by Macpell due to his beneficial interest in Macpell and the Macpell Shareholders' Agreement. See "Certain Relationships with Macpell."

DIRECTORS AND EXECUTIVE OFFICERS

     As of June 23, 2003, the following Directors and executive officers beneficially held the number of Ordinary Shares set forth in the table below. The information in this table is based on 12,412,166 voting Ordinary Shares outstanding as of June 23, 2003. The number of voting Ordinary Shares beneficially owned by a person includes voting Ordinary Shares subject to options held by that person that were currently exercisable at, or exercisable within 60 days of, June 23, 2003. The Ordinary Shares issuable under these options are treated as if they were outstanding for purposes of computing the percentage ownership of the person holding these options but are not treated as if they were outstanding for the purposes of computing the percentage ownership outstanding for any other person. Except as disclosed below, to the Company's knowledge, none of the directors or executive officers beneficially owns in excess of 1% of the Ordinary Shares.

                                                                        % OF ORDINARY
                                                  NUMBER OF             VOTING SHARES
NAME                                              ORDINARY SHARES       OUTSTANDING*
------------------------------------------------- --------------------- --------------------
Sigi Rabinowicz.................................. 4,585,381 (1)         36.4%
Arie Wolfson..................................... 6,117,333 (2)         49.2%
Yosef Shiran.....................................   305,000 (3)          2.4%
All Directors and executive officers as a group
 (13 persons).................................... 6,841,519 (4)         52.0%

-------------------
* Does not take into account 997,400 ordinary shares held by a wholly-owned subsidiary of the Company, which are not eligible to be voted at the Meeting.

(1) Consists of (a) 4,388,210 Ordinary Shares held by Macpell, and (b) 197,171 Ordinary Shares subject to options exercisable at prices that are between $3.50 and $9.50 per share (which expire between 2009 and 2012). See " Certain Relationships with Macpell." Pursuant to Rule 13d-5 of the U.S. Securities Exchange Act of 1934, as amended, Mr. Rabinowicz may be deemed to beneficially own the 4,388,210 Ordinary Shares held by Macpell. The table above does not include 2,250 Deferred Shares (representing 50% of the outstanding Deferred Shares) held by Mr. Rabinowicz. The Deferred Shares are non-transferable and entitle their holders, upon the liquidation of the Company, to the par value of the shares but to no voting, dividend or any other rights.

(2) Includes (a) 4,388,210 Ordinary Shares held by Macpell, (b) 1,695,690 Ordinary Shares held by Arwol Holdings Ltd. and (c) 33,333 Ordinary Shares subject to options exercisable at $3.50 per share (which expire in 2012). Pursuant to Rule 13d-5 of the U.S. Securities Exchange Act of 1934, as amended, Mr. Wolfson may be deemed to beneficially own the 4,388,210 Ordinary Shares held by Macpell and the 1,695,690 Ordinary Shares held by Arwol. See "Certain Relationships with Macpell." The table above does not include 2,250 Deferred Shares (representing 50% of the outstanding Deferred Shares) held by Mr. Wolfson. The Deferred Shares are non-transferable and entitle their holders, upon our liquidation, to the par value of the shares but to no voting, dividend or any other rights.

(3) Consists of 305,000 Ordinary Shares subject to options exercisable at prices that are between $3.50 and $3.56 per share (which expire between 2011 and 2012).

(4) Includes the 4,388,210 Ordinary Shares held by Macpell of which Arie Wolfson and Sigi Rabinowicz may be deemed beneficial owners under U.S. securities laws due to their beneficial interests in Macpell and the Macpell Shareholders' Agreement. See "Certain Relationships with Macpell." Also includes 1,695,690 Ordinary Shares held by Arwol of which Arie Wolfson may be deemed beneficial owner under U.S. securities laws. Further includes 743,493 Ordinary Shares subject to options exercisable at prices that are between $3.50 to $17.00 per share. The expiration of these options ranges from 2007 to 2012.

EXECUTIVE COMPENSATION

     The aggregate direct remuneration paid to all Directors and executive officers as a group for services in all capacities for the year ended December 31, 2002 was approximately US$2.7 million, of which US$71,000 was paid to Directors in their capacities as Directors. This amount includes US$164,000 which was set aside or accrued to provide pension, retirement or similar benefits. The amount does not include any amounts expended by the Company for automobiles made available to its officers, expenses (including business travel and professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel. There are no employment contracts with Directors in their capacity as Directors providing for benefits upon termination of employment.

     In 2002, the Company granted options for 838,553 Ordinary Shares under the Share Option Plan, of which 627,507 were granted to Directors and executive officers as a group. These options have an average exercise price of US$3.52 per share and expire in 2012.

CERTAIN RELATIONSHIPS WITH MACPELL

MACPELL

     Macpell owns 4,388,210 Ordinary Shares, representing approximately 35.4% of the Company's outstanding Ordinary Shares. Macpell is mainly a holding company that owns various companies, including Tefron and a partnership which mainly trades in various clothing and apparel products. Macpell was also engaged in the construction of industrial buildings mainly intended for the use of the Macpell group.

     As of June 23, 2003, Arwol Holdings Ltd., an Israeli company wholly-owned by Arie Wolfson, Chairman of the Board of Directors of the Company, held 27.7% of Macpell; Riza Holdings Ltd., an Israeli company wholly-owned by Sigi Rabinowicz, President of the Company, held 25.0% of Macpell; and Condo Overseas Inc., a Panamanian company wholly-owned by Avi Ruimi, a former Director of the Company, held 25.8% of Macpell, representing 78.5% of Macpell's shares in the aggregate. The ordinary shares of Macpell are listed and traded on the Tel Aviv Stock Exchange.

MACPELL SHAREHOLDERS AGREEMENT

     Arwol Holdings Ltd. (wholly owned by Arie Wolfson), Riza Holdings Ltd. (wholly owned by Sigi Rabinowicz) and Condo Overseas Inc. (wholly owned by Avi Ruimi), who hold together approximately 78.5% of the outstanding ordinary shares of Macpell, are parties to the Macpell Shareholders' Agreement.

     The Macpell Shareholders' Agreement provides, among other things, that so long as Mr. Wolfson's direct or indirect holdings in Tefron are larger than those of Mr. Ruimi's, Mr. Wolfson and Mr. Rabinowicz will each be entitled to vote for two Directors of Tefron, and Mr. Ruimi will be entitled to vote for one Director of Tefron. In any other case, the distribution of the Directors on Tefron's Board will reflect the direct and indirect holdings (including through Macpell) of the parties in Tefron.

     Pursuant to the Macpell Shareholders' Agreement, the Tefron Ordinary Shares held by Macpell will be voted at each meeting of Tefron's shareholders by the trustee in accordance with the resolution of the shareholders party to the agreement, each shareholder having one vote for each Macpell share held by such shareholder.

     The Macpell Shareholders' Agreement contains a right of first refusal in the event that either party wishes to sell its shares, and a tag-along right if either party finds a buyer outside of the Macpell Shareholders' Agreement who is willing to purchase the Macpell shares. It also provides that the parties to the Macpell Shareholders' Agreement shall retain their ownership of at least 50% of the Macpell shares they own as of the date the agreement was executed. The Macpell Shareholders' Agreement provides that the vote of the holders of 75% of the Macpell shares is required for Macpell to (i) enter another line of business, (ii) merge, consolidate or dispose of any of its substantial assets,
(iii) purchase, lease or acquire another substantial company, (iv) wind-up Macpell, (v) make decisions regarding the allotment of Macpell shares and (vi) declare dividends. The Macpell Shareholders' Agreement specifically permits the sale of Macpell shares by Arwol to Sigi Rabinowicz or a company controlled by Sigi Rabinowicz, provided that the transferee agrees to be bound by the terms and conditions of the Macpell Shareholders' Agreement.

                                  PROPOSAL ONE

                              ELECTION OF DIRECTORS

     The Company's Board of Directors has nominated five persons to be elected at the Meeting to serve as Directors of the Company, who, together with the Company's two external directors whose terms have not yet expired, and one external director nominated for election, as described in Proposal Two, will constitute the entire eight member Board of Directors. As of the date of this proxy statement, other than Taly Oren-Blazer, the nominees listed below currently serve as Directors of the Company and are nominated to serve as Directors until the close of the next Annual General Meeting. It is the intention of the persons named in the proxy to vote for the election of the persons named below. If any nominee is unable or unwilling to serve (which the Board of Directors does not anticipate), the persons named in the proxy will vote in their discretion for another person.

     The following information is supplied with respect to each person nominated and recommended to be elected to the Board of Directors of the Company and is based upon the records of the Company and information furnished to it by the nominees. Reference is made to "Security Ownership of Certain Beneficial Owners and Management" and "Executive Compensation-Employment Agreements" for information pertaining to stock ownership by the nominees.

     NAME                        AGE    POSITION WITH COMPANY
     ----                        ---    ---------------------

     Arie Wolfson.............   41     Chairman of the Board of Directors
     Sigi Rabinowicz..........   55     President and Director
     Yosef Shiran.............   41     Chief Executive Officer and Director
     Micha Korman.............   48     Director
     Taly Oren-Blazer.........   40     Director

     ARIE WOLFSON joined the Company in 1987 and has served as Chairman of the Board of Directors since August 2002. He also served as Chairman of the Board of Directors from 1997 to 2000, and as President from 1993 to 2000. Mr. Wolfson served as Chief Financial Officer from 1988 to 1990 and Assistant to the Chief Executive Officer from 1990 to 1993. Mr. Wolfson also serves as Chairman of Macpell Industries Ltd., a principal shareholder of the Company, and served also as its chief executive officer from 1998 to early 2003. Mr. Wolfson is a graduate of High Talmudical Colleges in the United States and in Israel.

     SIGI RABINOWICZ joined the Company in 1977 and has served as President since January 2001. He was also Chairman of the Board from January 2001 until August 2002. Mr. Rabinowicz served as Chief Executive Officer from 1990 to 2000. Mr. Rabinowicz has also served as a Director of Macpell since 1998. Mr. Rabinowicz has over 25 years of experience in the textile industry in Israel and abroad. Prior to joining the Company, Mr. Rabinowicz was general Manager of Kortex Hosiery Mills in Australia, which was subsequently acquired by Sara Lee Corporation. Mr. Rabinowicz is a graduate of High Talmudical Colleges in Australia and in Israel.

     YOSEF SHIRAN joined the Company in January 2001 as Chief Executive Officer and Director. Prior to joining the Company, Mr. Shiran was the General Manager of Technoplast Industries, an injection molding and extrusion company, from 1995 to 2000. Mr. Shiran has over

14 years of management experience. Mr. Shiran holds a B.S. degree in Industrial Engineering from Ben-Gurion University and a masters degree in Business Administration from Bar-Ilan University.

     MICHA KORMAN has served as a director of the Company since October 2002. Mr. Korman held various senior management positions in the Company since 1991. From October 2000, he served as the Executive Vice President of the Company. Prior to that, Mr. Korman was Chief Financial Officer of the Company from 1991 to September 2000. Prior to joining the Company, Mr. Korman held various senior financial and management positions with companies in the hi-tech, beverage and food and communication industries. Mr. Korman holds a bachelors degree in Economics and Business Administration from the Bar Ilan University.

     TALY OREN-BLAZER originally served as a director of the Company from February 18, 2000 until August 5, 2001. Mrs. Oren-Blazer currently serves as Assistant to the President and CEO of Teva Phamaceuticals Ltd., a leading pharmaceutical company that is traded on the NASDAQ. Until May 2002, Mrs. Oren-Blazer served as the Company Secretary of Discount Investment Corporation Ltd., and as a member of the Board of Directors of a number of Israeli and U.S. public companies affiliated with Discount Investment Corporation Ltd., including Liraz Systems Ltd. and Tambour Ltd. She was also the Chairman of the Board of Directors of Incubator Technological Entrepreneurship - Kiryat Weismann Ltd. Mrs. Oren-Blazer was admitted to the Israeli Bar in 1989 and holds a bachelor's degree in Law and in Arts and a masters degree in Law and in Business Administration, all from Tel-Aviv University.

     The affirmative vote of holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this resolution.

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE ELECTION OF ARIE WOLFSON, SIGI RABINOWICZ, YOSEF SHIRAN, MICHA KORMAN AND TALY OREN-BLAZER AS DIRECTORS OF THE COMPANY.

                                  PROPOSAL TWO

                        ELECTION OF AN EXTERNAL DIRECTOR

     The Company's Board of Directors has nominated Arie Arieli to be re-elected at the Meeting to serve as an External Director of the Company, together with the two other external directors, Zvi Greengold and Ofer Tsimchi, whose terms have not yet expired. Arie Arieli is nominated to serve as an External Director for a three-year term in accordance with the provision of the Companies Law. It is the intention of the persons named in the proxy to vote for the re-election of Arie Arieli.

     The following information is supplied with respect to Arie Arieli and is based upon the records of the Company and information furnished to it by Arie Arieli.

     ARIE ARIELI has served as an External Director of the Company since July 2000. Since 1988, Mr. Arieli has been the legal counsel for the Israel Phoenix Insurance Company. Mr. Arieli has served as Director of the Public for Offer Commercial Centers Ltd. between 1993 and 1998 and is currently serving as an External Director for Amit Profitable Company for the Management of Pensions and Compensation Ltd. and for Master-Bit, the Israeli Students Insurance Agency Ltd.

     NAME                         AGE       POSITION WITH COMPANY
     ----                         ---       ---------------------

     Arie Arieli ...........      51        External Director

     The Israeli Companies Law requires that external directors are to be elected by either:

          o the majority of shares voted at the meeting includes at least one-third (1/3) of the shares of non-controlling shareholders of the Company and who are present and voting, in person or by proxy, at the meeting, without taking abstentions into account; or

          o the total number of shares voted against the election of the external director by non-controlling shareholders does not exceed one percent (1%) of the aggregate voting rights in the Company.

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE ELECTION OF ARIE ARIELI AS AN EXTERNAL DIRECTOR OF THE COMPANY.

INDEPENDENT/EXTERNAL DIRECTORS

ISRAELI COMPANIES LAW REQUIREMENTS

     The Company is subject to the provisions of the Israeli Companies Law, 5759-1999 (the "Companies Law"). Under the Companies Law, the Company is required to have two External Directors.

     The Companies Law provides that a person may not be appointed as an external director if he or his relative, partner, employer or any entity under his control has or had during the two years preceding the date of appointment any affiliation with the company, any entity controlling the company or any entity controlled by the company or by this controlling entity. The term "affiliation" includes an employment relationship, a business or professional relationship maintained on a regular basis, control, and service as an office holder. No person can serve as an external director if the person's position or other business creates, or may create, conflicts of interest with the person's responsibilities as an external director. Until the lapse of two years from termination of office, a company may not engage an external director to serve as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person.

     External directors are to be elected by a majority vote at a shareholders' meeting, provided that either: (1) the majority of shares voted at the meeting, including at least one-third of the shares of non-controlling shareholders voted at the meeting, vote in favor of the election; or (2) the total number of shares voted against the election of the external director does not exceed one percent of the aggregate voting rights in the company. The initial term of an external director is three years and may be extended for an additional three years. Each committee of a company's board of directors is required to include at least one external director, and the audit committee must include the external directors, as described below.

     As of June 23, 2003, the Company's External Directors were Arie Arieli, Zvi Greengold and Ofer Tsimchi.

NEW YORK STOCK EXCHANGE REQUIREMENTS

     The Company's Ordinary Shares are listed on the New York Stock Exchange, and the Company is subject to the rules of the NYSE applicable to listed companies. Under the NYSE rules, the Company is required to have a minimum of three independent directors. The independence standard under the NYSE rules generally excludes (1) any person who is an employee of a company or its affiliates or any person who is an immediate family member of an executive officer of a company or its affiliates, until the lapse of three years from the termination of such employment, (2) any person who is a partner, controlling shareholder or executive officer of an organization that has a business relationship with the company or who has a direct business relationship with the company, unless the board of directors of the company determines that the business relationship does not interfere with such person's independent judgment, or unless three years have lapsed from the termination of such relationship or his status as a partner, controlling shareholder or executive officer, and (3) any person who is employed as an executive of another corporation where any of the company's executives serves on that corporation's compensation committee.

     As of June 23, 2003, Messrs. Arieli, Greengold and Tsimchi were independent directors in accordance with the NYSE rules.

AUDIT COMMITTEE

     COMPANIES LAW REQUIREMENTS. Under the Companies Law, the board of directors of any company that is required to nominate external directors must also appoint an audit committee, comprised of at least three directors including all of the external directors, but excluding the chairman of the board of directors, the general manager, the chief executive officer, a controlling shareholder and any director employed by the company or who provides services to the company on a regular basis. Among the roles of the audit committee is to examine flaws in the business management of the company, in consultation with the internal auditor and the company's independent accountants, and suggest appropriate course of action. The audit committee also determines whether to approve certain actions and transactions with related parties. Arrangements regarding compensation of directors require the approval of the audit committee and the shareholders.

     NYSE REQUIREMENTS. Under NYSE rules, the Company is required to have an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise. The responsibilities of an audit committee under NYSE rules include evaluating the independence of a company's outside auditors. Pursuant to the Sarbanes-Oxley Act of 2002, the Securities and Exchange Commission (the "SEC") has issued new rules that would, among other things, require the New York Stock Exchange to impose independence requirements on each member of the audit committee. The New York Stock Exchange has proposed rules that would comply with the SEC's requirements and which are expected to be applicable to us 18 months following publication of SEC approval of the proposed rules.

     The proposed requirements would implement two basic criteria for determining independence: (i) audit committee members would be barred from accepting any consulting, advisory or other compensatory fee from the issuer or an affiliate of the issuer, other than in the member's capacity as a member of the board of directors and any board committee, and (ii) audit committee members of an issuer that is not an investment company may not be an "affiliated person" of the issuer or any subsidiary of the issuer apart from his or her capacity as a member of the board and any board committee.

     The SEC has defined "affiliate" for non-investment companies as "a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified." The term "control" is intended to be consistent with the other definitions of this term under the Securities Exchange Act of 1934, as "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise." A safe harbor has been adopted by the SEC, under which a person who is not an executive officer, director or 10% shareholder of the issuer would be deemed not to have control of the issuer

     As of June 23, 2003, the members of the Company's audit committee were Arie Arieli, Zvi Greengold, and Ofer Tsimchi.

                                 PROPOSAL THREE

                           APPROVAL OF DIRECTORS' FEES

     Under the Companies Law, shareholders must approve the payment of compensation and fees to Directors of the Company. Under an amendment to the Companies Regulations (Relief for Public Companies With Shares Listed for Trading on a Stock Market Outside of Israel), 2000, External Directors of the Company may receive up to NIS 3,000 per meeting and up to NIS 100,000 as an annual fee. At the Meeting, shareholders will be asked to approve the following Director's fees for the period commencing from the date of the Meeting until the annual general meeting to be held in 2004:

     1. Each of the External Directors and each of the other Directors who does not hold a position with the Company or otherwise provide consulting to the Company will receive a fee of NIS 2,000 (approximately US$445) per meeting of the Board of Directors and a yearly fee in the amount of NIS 50,000 (approximately US$11,000). For the period commencing January 1, 2003 until the date of the Meeting, the per meeting and yearly fees shall be the same as in 2002 (that is, a fee of NIS 1,500 (approximately US$335) per meeting of the Board of Directors and a yearly fee in the amount of NIS 39,030 (approximately US$8,670)).

     2. Certain Directors will be granted options to purchase Ordinary Shares of the Company under the Company's 1997 Share Option Plan, as amended, as follows:

          a. Each External Director serving in such capacity immediately following the Meeting shall receive a one-time grant of options to purchase 8,000 Ordinary Shares of the Company.

          b. Each Director serving in such capacity immediately following the Meeting who does not hold a position in the Company or otherwise provide consulting to the Company (other than External Directors) shall receive a one-time grant of options to purchase 8,000 Ordinary Shares of the Company.

          All of the aforesaid options shall be fully vested and immediately exercisable at the time of grant (subject to any limitations imposed by applicable law) at an exercise price per share which is the greater of (i) US $3.50 or (ii) 85% of the market price of the Company Ordinary Shares at the time of the grant.

     3. Directors who hold positions in the Company or otherwise provide consulting to the Company will continue to receive a fee of NIS 1,500 (approximately US$335) per meeting of the Board of Directors and a yearly fee in the amount of NIS 39,030 (approximately US$8,670).

     The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this resolution with respect to Directors who are not considered "controlling shareholders" under the Companies Law. For directors who are considered "controlling shareholders" under the Companies Law, the approval requires that either:

          o the majority of shares voted at the meeting includes at least one-third (1/3) of the shares of shareholders without a personal interest in the approval of the terms of the agreement, and who are present and voting, in person or by proxy, at the meeting, without taking abstentions into account; or

          o the total number of shares voted against the proposal by shareholders without a personal interest does not exceed one percent (1%) of the aggregate voting rights in the Company.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE APPROVAL OF THE DIRECTORS' FEES AS SET FORTH ABOVE.

                                  PROPOSAL FOUR

              APPROVAL OF THE TERMS OF A MANAGEMENT AND CONSULTING
        AGREEMENT WITH SIGI RABINOWICZ, PRESIDENT AND A DIRECTOR OF THE
                    COMPANY, OR AN ENTITY CONTROLLED BY HIM

     The shareholders are being asked to approve the entering into a management and consulting agreement with Sigi Rabinowicz, the President and a Director of the Company, or an entity controlled by Mr. Rabinowicz. The Board of Directors and the Audit Committee recommend that the Company enter into such agreement.

     Under the proposal, the Company will enter into an agreement with Mr. Rabinowicz or with an entity controlled by Mr. Rabinowicz ("Rabinowicz management company") for the provision by such company of management services of a president. Simultaneously with the execution of the management and consulting agreement, Mr. Rabinowicz's employment agreement will be terminated. The compensation to be provided by the Company under the management and consulting agreement will be at substantially the same cost to the Company as the cost to the Company of the base salary and other benefits (including automobile, vacation, educational fund, sick leave and management and disability insurance contributions) currently provided to Mr. Rabinowicz under his employment agreement. The terms under which an annual bonus is granted under the proposed agreement will be also the same as under the employment agreement.

     Under the terms of the management and consulting agreement, the Rabinowicz management company will agree that it will provide the services of president only through Mr. Rabinowicz. The management services to be provided by Rabinowicz through the Rabinowicz management company will be substantially the same as those he currently provides. The management and consulting agreement will also contain a two-year non-competition provision to which Mr. Rabinowicz will be subject, and this provision will be substantially the same as the non-competition provision in the current employment agreement of Mr. Rabinowicz.

     Mr. Rabinowicz will continue to serve in his personal capacity as a director, if elected pursuant to Proposal One.

     Because Mr. Rabinowicz is considered to be a "controlling shareholder" under the Companies Law, the approval of the terms of the Rabinowicz management and consulting agreement requires that either:

          o the majority of shares voted at the meeting includes at least one-third (1/3) of the shares of shareholders without a personal interest in the approval of the terms of the agreement, and who are present and voting, in person or by proxy, at the meeting, without taking abstentions into account; or

          o the total number of shares voted against the proposal by shareholders without a personal interest does not exceed one percent (1%) of the aggregate voting rights in the Company.

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE APPROVAL OF THE EXECUTION OF THE MANAGEMENT AND CONSULTING AGREEMENT WITH SIGI RABINOWICZ, PRESIDENT OF THE COMPANY, OR AN ENTITY CONTROLLED BY MR. RABINOWICZ.

                                  PROPOSAL FIVE

              APPROVAL OF THE TERMS OF A MANAGEMENT AND CONSULTING
           AGREEMENT WITH YOSEF SHIRAN, CHIEF EXECUTIVE OFFICER AND A
            DIRECTOR OF THE COMPANY, OR AN ENTITY CONTROLLED BY HIM

     The Shareholders are being asked to approve the entering into a management and consulting agreement with Yosef Shiran, Chief Executive Officer and a Director of the Company, or an entity controlled by Mr. Shiran. The Board of Directors and the Audit Committee recommend that the Company enter into such agreement.

     Under the proposal, the Company will enter into an agreement with Mr. Shiran or an entity controlled by Mr. Shiran ("Shiran management company") for the provision by such company of management services of a chief executive officer. Simultaneously with the execution of the management and consulting agreement, Mr. Shiran's employment agreement will be terminated. The compensation to be provided by the Company under the management and consulting agreement will be at substantially the same cost to the Company as the cost to the Company of the base salary and other benefits (including automobile, vacation, educational fund, sick leave and management and disability insurance contributions) currently provided to Mr. Shiran under his employment agreement. The terms under which an annual bonus is granted under the proposed agreement will be also the same as under the employment agreement.

     Under the terms of the management and consulting agreement, the Shiran management company will agree that it will provide the services of chief executive officer only through Mr. Shiran. The management services to be provided by Shiran through the Shiran management company will be substantially the same as those he currently provides. The management and consulting agreement will also contain a two-year non-competition provision to which Mr. Shiran will be subject, and this provision will be substantially the same as the non-competition provision in the current employment agreement of Mr. Shiran.

     Mr. Shiran will continue to serve in his personal capacity as a director, if elected pursuant to Proposal One.

     The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this resolution.

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE APPROVAL OF THE ENTERING INTO THE MANAGEMENT AND CONSULTING AGREEMENT WITH YOSEF SHIRAN, THE CHIEF EXECUTIVE OFFICER AND A DIRECTOR OF THE COMPANY, OR AN ENTITY CONTROLLED BY MR. SHIRAN.

                                  PROPOSAL SIX

           APPROVAL OF THE BONUS PAYMENT TO SIGI RABINOWICZ, PRESIDENT
                         AND A DIRECTOR OF THE COMPANY

     Mr. Rabinowicz, the President and a Director of the Company, is party to an employment agreement with the Company that provides for the payment of monthly compensation and an annual bonus to be determined by the Audit Committee, which bonus will be no higher than 2.5% and no lower than 1.5% of the Company's Net Profits (as defined in his employment agreement). In consideration of the special efforts and contribution of Mr. Rabinowicz to the Company in the past, and to provide incentive to Mr. Rabinowicz to continue to contribute to the Company in the future, the Audit Committee and Board of Directors have determined to grant to Mr. Rabinowicz a bonus that is equal to 2% of the Company's Net Profits (as defined in his employment agreement) during 2002, which bonus is equal to $183,840, or $45,960 more than the minimum bonus amount which the Company must pay under the terms of his employment agreement.

     Because Mr. Rabinowicz is considered to be a "controlling shareholder" under the Companies Law, the approval of the bonus payment to Mr. Rabinowicz requires that either:

          o the majority of shares voted at the meeting includes at least one-third (1/3) of the shares of shareholders without a personal interest in the approval of the terms of the transaction, and who are present and voting, in person or by proxy, at the meeting, without taking abstentions into account; or

          o the total number of shares voted against the proposal by shareholders without a personal interest does not exceed one percent (1%) of the aggregate voting rights in the Company.

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE APPROVAL OF THE PAYMENT OF THE INCREASED BONUS AMOUNT TO SIGI RABINOWICZ, THE PRESIDENT AND A DIRECTOR OF THE COMPANY AS SET FORTH ABOVE.

                                 PROPOSAL SEVEN

            APPROVAL OF THE BONUS PAYMENT TO YOSEF SHIRAN, THE CHIEF
                EXECUTIVE OFFICER AND A DIRECTOR OF THE COMPANY

     Mr. Shiran, the Chief Executive Officer and a Director of the Company, is party to an employment agreement with the Company that provides for the payment of monthly compensation and an annual bonus to be determined by the Compensation Committee, which bonus will be no higher than 2.5% and no lower than 1.5% of the Company's Net Profits (as defined in his employment agreement). In consideration of the special efforts and contribution of Mr. Shiran to the Company in the past, and to provide incentive to Mr. Shiran to continue to contribute to the Company in the future, the Audit Committee and the Board of Directors have determined to grant to Mr. Shiran a bonus that is equal to $540,000, or $402,120 more than the minimum bonus amount which the Company must pay under the terms of his employment agreement.

     The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this resolution.

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE APPROVAL OF THE PAYMENT OF THE INCREASED BONUS AMOUNT TO YOSEF SHIRAN, CHIEF EXECUTIVE OFFICER AND DIRECTOR OF THE COMPANY, AS SET FORTH ABOVE.


                                 PROPOSAL EIGHT

           APPROVAL OF THE REGISTRATION RIGHTS AGREEMENT BY AND AMONG
                  THE COMPANY, MACPELL AND ARWOL HOLDINGS LTD.

     The shareholders are being asked to approve the terms of a Registration Rights Agreement to be entered into by the Company, Macpell Industries Ltd. and Arwol Holdings Ltd. (the "Agreement"). Under the terms of the agreement, one or more of the shareholders party to the agreement (the "Principal Holders") holding in the aggregate at least 25% of the shares held by the Principal Holders, may request that the Company register under the U.S. Securities Act of 1933, as amended, a minimum of 5% of the share capital of the Company then outstanding (but not less than 500,000 Ordinary Shares of the Company), and the Company agrees to use its reasonable efforts to register the shares as soon as practicable. If the Principal Holders intend to distribute the ordinary shares by means of an underwriting, the underwriter will be selected by the Company and be reasonably acceptable to Principal Holders of a majority of the ordinary shares to be registered. Under certain conditions, the Company can defer registering such ordinary shares for a period not exceeding 180 days, but such right may not be exercised more than once in any 12-month period. The first $50,000 of expenses in connection with such registration will be borne by the Company, and all expenses in excess of $50,000 will be divided equally between the Company, on the one hand, and the Principal Holders, on the other hand.

     The Company would have no obligation to register the ordinary shares once it has effected three registration pursuant to the request of the Principal Holders and such registrations have been declared or ordered effective.

     The Principal Holders also have certain rights to register their ordinary shares for sale at the time the Company registers for its own account any of its securities in connection with a public offering for cash. All expenses incurred in connection with this registration will be borne by the Company, other than underwriting discounts and commissions and other fees relating to the ordinary shares to be sold for the account of the Principal Holders.

     It is the view of the Board of Directors that the Principal Holders should have the ability to sell or otherwise transfer their shares as have the Company's other shareholders, and that the preferable way to provide them with this liquidity is through a Registration Rights Agreement which permits them to demand the registration of their shares in certain circumstances but also ensures that they will do so in a coordinated manner which reduces the likelihood of conflict with the needs of the Company. The terms of the Registration Rights Agreement were negotiated on behalf of the Company by external directors and management unaffiliated with Macpell Industries Ltd. or Arwol Holdings Ltd., and were approved by the Company's audit committee and board of directors.

     Because the principal shareholders are considered to be "controlling shareholders" under the Companies Law, the approval of the terms of the Registration Rights Agreement requires that either:

          o the majority of shares voted at the meeting includes at least one-third (1/3) of the shares of shareholders without a personal interest in the approval of the terms of the agreement, and who are present and voting, in person or by proxy, at the meeting, without taking abstentions into account; or

          o the total number of shares voted against the proposal by shareholders without a personal interest does not exceed one percent (1%) of the aggregate voting rights in the Company.

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE ENTERING INTO THE REGISTRATION RIGHTS AGREEMENT BY AND AMONG THE COMPANY, MACPELL INDUSTRIES LTD. AND ARWOL HOLDINGS LTD. ON THE TERMS SET FORTH ABOVE.


                                  PROPOSAL NINE

            APPROVAL OF THE ACQUISITION OF MACPELL'S SHARES IN R.M.D.
                                 ROBOTICS LTD.

     The Company intends to acquire the shares in R.M.D. Robotics Ltd. held by Macpell Industries Ltd. for US $200,000. All other shares of R.M.D. Robotics are currently held by the Company.

     R.M.D. Robotics was a joint venture originally formed in 1999 to develop and sell advanced technology related to automatic knitting machines. As part of its activities, R.M.D.

Robotics was granted a patent and has a patent pending relating to the technology utilized in the Company's manufacturing process.

     The proposed transaction was negotiated on behalf of the Company by directors unaffiliated with Macpell. The Audit Committee and the Board of Directors have determined that US $200,000 is a reasonable amount for the termination of the joint venture and acquisition of the shares of R.M.D. Robotics.

     Because Macpell is considered a "controlling shareholder" under the Companies Law, the approval of the terms of the agreement requires that either:

          o the majority of shares voted at the meeting includes at least one-third (1/3) of the shares of shareholders without a personal interest in the approval of the terms of the agreement, and who are present and voting, in person or by proxy, at the meeting, without taking abstentions into account; or

          o the total number of shares voted against the proposal by shareholders without a personal interest does not exceed one percent (1%) of the aggregate voting rights in the Company.

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE ACQUISITION OF THE R.M.D. ROBOTICS SHARES FROM MACPELL AS SET FORTH ABOVE.


                                  PROPOSAL TEN

                   RATIFICATION OF THE APPOINTMENT OF AUDITORS

     Shareholders will be asked to approve the appointment of Kost Forer & Gabbay, a member firm of Ernst & Young International, as auditors of the Company for the year ending December 31, 2003 and for the period until the next Annual General Meeting of shareholders and to authorize the Board of Directors to fix the remuneration of the auditors in accordance with the volume and nature of their services, in accordance with the recommendation of the Audit Committee. During the Meeting, the Board of Directors will state the amounts paid to the Company's past auditors for their services in the last year. A representative of Kost Forer & Gabbay is expected to be present at the Meeting and will be given an opportunity to make a statement if (s)he desires to do so and to respond to appropriate questions. Kost Forer & Gabbay, were also the auditors for the Company for the year ended December 31, 2002.

     The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this resolution.

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE APPOINTMENT OF KOST FORER & Gabbay a member firm of Ernst & Young International, as the Company's auditors and authorization of the Board of Directors to fix the remuneration of the auditors in accordance with the volume and nature of their services, in accordance with the recommendation of the Audit Committee.

             REVIEW OF THE REPORT OF DIRECTORS, FINANCIAL STATEMENTS
                              AND AUDITORS' REPORT

     The Report of Directors for the year ended December 31, 2002 and the audited consolidated Financial Statements of the Company and the Auditors' Report in respect thereof for the year ended December 31, 2002 are presented in the Company's 2002 Annual Report to Shareholders which is enclosed herewith. In accordance with applicable Israeli law, at the Meeting, the Directors will review the Report of Directors, the Financial Statements and the Auditors' Report in respect thereof and will answer appropriate questions relating thereto.

     THE COMPANY'S ANNUAL REPORT ON FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2002, WHICH WAS FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION, WILL BE MAILED, EXCLUDING EXHIBITS, WITHOUT CHARGE TO ANY SHAREHOLDER ENTITLED TO VOTE AT THE MEETING, UPON WRITTEN REQUEST TO: TEFRON LTD., 28 CHIDA STREET, BNEI-BRAK, ISRAEL, 51371, ATTENTION: MICHAL SCHILLER.

OTHER MATTERS

     The Board of Directors knows of no matters that are to be brought before the meeting other than as set forth in the Notice of Annual General Meeting. If any other matter properly comes before the meeting, the persons named in the enclosed form of proxy are authorized to vote on such matter using their discretion.

By Order of the Board of Directors



ARIE WOLFSON
Chairman of the Board of Directors
June 27, 2003
Bnei-Brak, Israel

                                              ANNUAL GENERAL MEETING OF SHAREHOLDERS OF


                                                             TEFRON LTD.

                                                            JULY 30, 2003







                                                     Please date, sign and mail
                                                       your proxy card in the
                                                      envelope provided as soon
                                                            as possible.


                               Please detach along perforated line and mail in the envelope provided.

------------------------------------------------------------------------------------------------------------------------------------

  [ ]

------------------------------------------------------------------------------------------------------------------------------------
    PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]
------------------------------------------------------------------------------------------------------------------------------------

                                                             "Personal Interest" means - the personal interest of a person in an action or a transaction of the Company, including the personal interest of a relative or of another corporation which he or his relative have interests in but not including the personal interest that arises merely
                                     FOR  AGAINST  ABSTAIN   from holding shares in the Company.
1. Election of Arie Wolfson, Sigi    [ ]    [ ]      [ ]
   Rabinowicz, Yosef Shiran, Micha
   Korman and Taly Oren-Blazer to                                                                              FOR  AGAINST  ABSTAIN
   the Board of Directors                                    4. Approval of the terms of a management and      [ ]    [ ]      [ ]
                                     FOR  AGAINST  ABSTAIN      consulting agreement with Mr. Sigi Rabinowicz,
2. Election of Arie Arieli as an     [ ]    [ ]      [ ]        President and a Director of the Company, or
   external director                                            an entity controlled by Mr. Rabinowitz.
                                     YES    NO                                                                 YES    NO
   Controlling shareholder in the    [ ]    [ ]                 Personal Interest in the decision - must be    [ ]    [ ]
   Company (as defined in the                                   completed for vote to be counted.
   Israeli Companies Law) - must be                                                                            FOR  AGAINST  ABSTAIN
   completed for vote to be counted.                         5. Approval of the terms of a management and      [ ]    [ ]      [ ]
                                     FOR  AGAINST  ABSTAIN      consulting agreement with Mr. Yosef Shiran,
3. a. Approval of Directors' fees    [ ]    [ ]      [ ]        Chief Executive Officer and a Director of the
   for directors that are NOT                                   Company, or an entity controlled by Mr. Shiran
   controlling shareholders
                                     FOR  AGAINST  ABSTAIN                                                     FOR  AGAINST  ABSTAIN
   b. Approval of Directors' fees    [ ]    [ ]      [ ]     6. Approval of the bonus payment to Mr. Sigi      [ ]    [ ]      [ ]
   for directors that are                                       Rabinowicz, President and a Director of the
   controlling shareholders                                     Company
                                                                                                               YES    NO
   Controlling shareholder in the    YES    NO                  Personal Interest in the decision - must       [ ]    [ ]
   Company (as defined in the        [ ]    [ ]                 be completed for vote to be counted
   Israeli Companies Law) - must be                                                                            FOR  AGAINST  ABSTAIN
   completed for vote (3b) to be                             7. Approval of the bonus payment to Mr. Yosef     [ ]    [ ]      [ ]
   counted.                                                     Shiran, Chief Executive Officer and a
                                                                Director of the Company
                                                                                                               FOR  AGAINST  ABSTAIN
                                                             8. Approval of the terms of a Registration Rights [ ]    [ ]      [ ]
------------------------------------------------------------    Agreement by and among the Company, Macpell
                                                                Industries Ltd. and Arwol Holdings Ltd.
                                                                                                               YES    NO
                                                                Personal Interest in the decision - must be    [ ]    [ ]
                                                                completed for vote to be counted.
                                                                                                               FOR  AGAINST  ABSTAIN
                                                             9. Approval of the acquisition by the Company of  [ ]    [ ]      [ ]
                                                                shares in R.M.D. Robotics Ltd. held by Macpell
                                                                Industries Ltd.
                                                                                                               YES    NO
                                                                Personal Interest in the decision - must       [ ]    [ ]
                                                                completed for vote to be counted
                                                                                                               FOR  AGAINST  ABSTAIN
                                                            10. Approval of the appointment of Kost, Forer &   [ ]    [ ]      [ ]
                                                                Gabbay, a member firm of Ernst & Young
                                                                International, as auditors of the Company for
                                                                the year ending December 31, 2003 and for the
                                                                period until the next Annual General Meeting
                                                                and authorization of the Board of Directors to
                                                                fix the compensation of the auditors, in
                                                                accordance with the recommendation of the
                                                                Audit Committee.
------------------------------------------------------------
To change the address on your account, please check
the box at right and indicate your new address in the   [ ]
address space above. Please note that changes to the
registered name(s) on the account may not be
submitted via this method.
------------------------------------------------------------
                        -----------------------------     --------                         ----------------------------     --------
Signature of Shareholder                              Date         Signature of Shareholder                             Date
                        -----------------------------     --------                         ----------------------------     --------


     NOTE: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign.
           When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is
[ ]        a partnership, please sign in partnership name by authorized person.                                                  [ ]

                                                                             [ ]

                                   TEFRON LTD.
                PROXY FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS
                                  July 30, 2003

   THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY.

          Mr. Sigi Rabinowicz, Mr. Yosef Shiran, Mr. Gil Rozen, Ms. Tchiya R. Fortus, or any of them, with power of substitution in each, are hereby authorized to represent the undersigned at the Annual General Meeting of the shareholders of Tefron Ltd. (the "Company"), to be held at the Company's offices located at 28 Chida Street, Bnei Brak, Israel, on July 30, 2003 at 11:00 a.m., local time, and at any adjournments or postponements thereof, and thereat to vote, as indicated on the reverse side of this proxy card, the same number of Ordinary Shares, par value NIS 1.00 per share, of the Company as the undersigned would be entitled to vote if then personally present. If you wish to appoint another proxy to the exclusion of the aforementioned, please insert the name of such proxy in the space provided (in the event that you insert a name, none of the aforementioned proxies will vote on your behalf):

------------------------------------------
THE SHARES REPRESENTED BY THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED "FOR" THE ADOPTION OF THE PROPOSED RESOLUTIONS. THE PROXIES ARE AUTHORIZED IN THEIR DISCRETION TO VOTE UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE ANNUAL GENERAL MEETING, OR ANY ADJOURNMENTS OR POSTPONEMENTS THEREOF.

                (CONTINUED AND TO BE SIGNED ON THE REVERSE SIDE)

[ ]                                                                    14475 [ ]